
AGENiX

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net


03045040

82-34639

SEC#82-5258

SUPPL

28 November 2003


SEC MAIL PROCESSING
RECEIVED
DEC - 9 2003
WASH, D.C. 158 SECTION

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange.

We are providing a copy of these announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Neil Leggett
Company Secretary

dw 12/11


AGENiX

BIOSITE®

NEW DIMENSIONS IN DIAGNOSIS®

Contacts:

Nadine Padilla	Donald Home
VP, Corporate & Investor Relations	Managing Director
Biosite Incorporated	Agenix Limited
+1 (858) 455-4808 x3187	+61 7 3370 6300
npadilla@biosite.com	

26 November 2003

AGENIX AND BIOSITE® INCORPORATED ENTER INTO LICENSE FOR D-DIMER

SAN DIEGO – Brisbane-based biotechnology company Agenix Limited (OTC: AGXLY, ASX: AGX) and San Diego-based Biosite® Incorporated (Nasdaq: BSTE), a research-based provider of novel, rapid medical diagnostics, today announced that Agenix subsidiary, AGEN BioMedical, and Biosite have signed a license and supply agreement for D-dimer. Biosite intends to incorporate AGEN's 3B6 antibody, specific for D-dimer, into its Triage® Profiler S.O.B. Panel, a potential diagnostic test intended to help physicians identify the cause of shortness of breath, a symptom common to congestive heart failure, heart attack and pulmonary embolism. Financial terms of the agreement were not disclosed.

Under the agreement, AGEN will grant Biosite a license to D-dimer and supply the antibody for ongoing requirements. D-dimer is one of the smallest proteins arising directly from the body's natural mechanism to break down blood clots. Elevated levels of D-dimer in a patient's blood are indicative of abnormal rates of clotting. Published studies suggest the absence of circulating D-dimer can be useful in excluding the presence of pulmonary embolism, a blockage of an artery in the lungs.

"From AGEN's point of view, having our antibody on Biosite's leading-edge technology represents a significant benefit to patients and doctors worldwide. We believe this will add another clinically-important dimension to Biosite's already-impressive rapid diagnostic product range," said Gregg Mastroianni, AGEN Biomedical's Vice President of Human Health. "This agreement further demonstrates AGEN's D-dimer intellectual property and in particular, the performance of the 3B6 antibody."

The Triage Profiler S.O.B. Panel is designed to measure the levels of five biomarkers simultaneously: BNP, D-dimer, myoglobin, CK-MB, and troponin I. The measurements will be performed in a one-step operation from whole blood on a portable meter that can be located at the point-of-care. The turnaround time is approximately 15 minutes, allowing measurements at multiple time-points if necessary. The test will extend Biosite's line of cardiovascular product offerings, which generated sales of approximately $111 million in the last four quarters.

"We believe the addition of D-dimer to the Triage Profiler S.O.B. Panel will extend the panel's utility for the exclusion of pulmonary embolism, a highly lethal condition," said Kim Blickenstaff, Biosite President and Chief Executive Officer. "By combining multiple markers associated with different critical diseases, we believe the Triage Profiler S.O.B. Panel can play an important role in helping emergency department physicians make an accurate diagnosis."

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical. www.agenix.net

A leader in the drive to advance diagnosis, Biosite Incorporated is a research-based company dedicated to the discovery and development of novel protein-based diagnostics that improve a physician's ability to diagnose debilitating and life-threatening diseases. Through combined expertise in diagnostic discovery and commercialization, Biosite is able to access potential markers of disease, identify proteins with high diagnostic utility, develop and commercialize products and educate the medical community on new diagnostic approaches, thereby benefiting patients. Biosite's Triage® rapid diagnostics are used in approximately 50 percent of U.S. hospitals and in more than 50 international markets for toxicology screening and diagnosis of infectious and cardiovascular disease. Information on Biosite can be found at www.biosite.com.

Except for the historical information presented herein, matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including but not limited to statements that are preceded by, followed by, or that include the words "will"; "believes"; "should"; "intends"; "anticipates"; "plans"; "expects"; "estimates"; or similar statements are forward-looking statements. Forward looking statements include statements about the potential benefits of the license agreement between Biosite and Agenix, the value of D-dimer in blood clot diagnosis, Biosite's plan to launch the Triage Profiler S.O.B. Panel that includes D-dimer in the first quarter of 2004 and potential benefits of the Triage Profiler S.O.B. Panel. Risks that should be considered include risks and uncertainties regarding the discovery and product development process generally, risks associated with the introduction of competitive products from companies with greater capital and resources, expansion or development of a direct sales effort in domestic and international markets, and risks and expenses associated with litigation, contract disputes, patent conflicts, product recalls, manufacturing constraints, backlog, delays or inefficiencies, shipment problems, seasonal customer demand, the timing of significant orders, changes in reimbursement policies, regulatory changes, competitive pressures on average selling prices, and the other risks detailed in Biosite's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other SEC filings. Biosite and Agenix each disclaim, any intent or obligation to update these forward-looking statements. Copies of Biosite's public disclosure filings are available from its investor relations department.

###



Company Announcement

Agenix Limited 17th Annual General Meeting held on 28 November 2003 in Brisbane Chairman's Address

Friday, 28 November 2003

Ladies and Gentlemen.

Welcome to Agenix's 2003 Annual General Meeting.

My name is Ravindran Govindan and I am the Chairman of Agenix.

It is my job today to provide you with an overview of the past year and to spend some time looking at what we can expect in the current year.

The year ending June 2003 was a year of great achievement for your company, with ThromboView® progressing through Phase Ia and Ib trials, Milton Pharmaceuticals being transformed into a profitable business, developing a new distribution path in the United States in Animal Health and putting in place a strong AGEN management team.

Most significantly the company announced that it conservatively estimated that revenue from ThromboView® would build to a minimum revenue of $320 million per annum over the product life. Additionally, net margins after tax and re-investment into development of other products would exceed 20%.

Agenix produced a lower full-year net profit, but this was a necessary by-product of one-off write-downs and increased ThromboView® project costs. The write-downs, and the drop in net profit, were in line with forecasts.

Write-downs included the company's investments in PhytoProtein and Synbiotics. We also wrote off the total cost of the Pan Pharmaceuticals recall of an Agenix product and several redundancy packages.

Importantly, this means we have entered the 2003-04 year with a clean balance sheet.

The drop in profit should take nothing away from the performance of our businesses.

Sales revenue for the year was $36 million, slightly lower than the previous year's results, while earnings before interest, tax, depreciation, amortisation and research – otherwise known at EBITDAR – was $8 million. This was lower than the previous year's figure, but taking into account the write-downs referred to above, was strong nevertheless.

Our EBITDAR figure shows that Agenix has remained successful at running its human and animal diagnostic businesses alongside its Milton anti-bacterial products and over-the-counter pharmaceuticals business, as well as conduct world-class research into our high-technology blood clot-imaging project ThromboView®.

The year involved consolidation of operations.

On a corporate level, we have been conscious for some time that a company had representative offices in three capital cities, which we believed was overkill. During the year we closed our offices in both Perth and Sydney and added resources to our Brisbane head office. This was the culmination of more than two years' work – during which we have closed non-performing businesses and encouraged and supported our better-performing businesses.

Agenix continues to have a significant investment in anti-bacterial products and over-the-counter pharmaceuticals manufacturer Milton Pharmaceuticals. Our other major subsidiary, AGEN Biomedical, is moving ahead with three distinct business units – Human Health, Animal Health and Molecular Diagnostic Imaging.

Let me briefly outline the progress that was made in each business unit during the year.

Milton Pharmaceuticals had a good year, with revenue up significantly, and a profit recorded following last year's loss. This is a very pleasing turnaround, and reflects the hard work that has been put in at the company since Agenix bought it in February 2001.

Molecular Diagnostic Imaging made significant progress during the year. In particular, our high-technology ThromboView® blood-clot diagnostic imaging product continues to attract much attention from both the media and the scientific community.

Of the $5.5 million that Agenix spent on research and development during the year, $4.8 million was spent on ThromboView®. Whilst this is undoubtedly a large amount of money, it is necessary expenditure if we are to make ThromboView® a commercial reality.

It is worth noting that several internationally-renowned scientists have given ThromboView® a ringing endorsement. For example, Giancarlo Agnelli, professor of internal medicine at the University of Perugia in Italy, said that ThromboView®, when successfully commercialised, will be a valuable diagnostic tool, not only for difficult to treat patients, but more broadly by assisting with a current unmet medical need.

Development of ThromboView® has proceeded apace, and it is currently in the middle of phase Ib human trial testing after successful completion of phase Ia trials at Royal Brisbane Hospital's Department of Nuclear Medicine under the guidance of Dr David Macfarlane.

Agenix remains extremely confident that ThromboView® will revolutionise the 4 billion-Australian dollar global clot diagnostic imaging market.

Our **Animal Health** business unit made some important decisions this year, with the company terminating its United States distribution agreement with Synbiotics. As a result of that dispute, revenue was reduced, and profit was lowered by $1 million. We remain confident that our new distribution agreement with Vedco, announced after the year-end, will recover our position in the current year.

We also improved our local distribution of animal health care products via a distribution agreement with US-based Heska Corporation. AGEN will distribute three of Heska's significant new point-of-care diagnostic products to vets in Australia and New Zealand.

Our **Human Health** business unit had another solid year, with strong sales of its traditional blood clot diagnostic products, which continue to be used around the world.

Significantly, we signed two key license and technology transfer agreements with Chicago-based Abbott Laboratories, a leading global supplier of diagnostics technologies and products.

It is pleasing that our traditional D-dimer clot-diagnostic technology is gaining much-deserved recognition. Some of you may have seen the favourable write-ups in two highly-prestigious medical journals – *Annals of Emergency Medicine* and the *New England Journal of Medicine* – in August and September.

The *New England Journal of Medicine*, in a landmark multi-hospital study involving more than 1,000 people, found that Agenix's D-dimer test, SimpliRED®, is a safe, accurate and cost-effective way to exclude blood clots in a significant proportion of study patients.

The *Annals of Emergency Medicine* study proposed a diagnostic pathway for blood clots that endorses the use of AGEN's SimpliRED® and Simplify™ D-dimer products. The authors discuss the issues faced by emergency medicine clinicians in accurately diagnosing blood clots and administering clot-dissolving therapy in a timely and cost-efficient manner.

For those of you who don't know, D-dimer is the smallest protein arising directly from the body's natural mechanism to attempt to break down blood clots. Raised levels in a patient's blood are therefore indicative of abnormal rates of clotting and, it follows, a normal test result is expected in patients without blood clots. D-dimer has been Agenix's stock-in-trade product for many years.

We noted in our recent stock exchange announcement that we expect sales of SimpliRED® and Simplify™ D-dimer to treble over the next two to three years.

It would be remiss of me not to mention the recognition that your company has received both by the media, by investors and by the stock exchange. The media continues to show great interest in the company, particularly ThromboView®, which has been featured on television news reports throughout Australia this year.

Agenix's share price has risen solidly, and in June this year we announced that we had been selected by international rating agency Standard and Poor's to join the Standard and Poor's/ASX 300 index.

This is wonderful recognition – reflecting both the liquidity of a company's shares and its market capitalisation. Our market capitalisation now stands at 110 million Australian dollars, which is substantially higher than it was this time last year.

Looking forward to the current year, there are several key issues of interest:

- With ThromboView® we expect to complete our phase Ib trial and we expect to file an investigational new drug application with the US Food & Drug Administration.

- Complementing the recent favourable write-ups on our D-dimer products in the medical journals, we have appointed a sales manager in Europe and we will soon appoint human health sales directors in the USA and Asia Pacific.

- With regard to Milton, our evaluation process continues, and we expect a decision on the company's future in the next several weeks. I can report that there has been keen interest from potential buyers.

- In Animal Health we are looking to an increase in sales in the USA, as part of a broad strategy of recovering our sales and profits following the departure of Synbiotics and the appointment of Vedco. In October, we dispatched our first order of AGEN Animal Health product, worth three-quarters of a million dollars, to VedCo. We believe this will be the start of a long and fruitful business relationship.

- On the corporate front, we are looking to new appointments to bolster our existing product lines in all three business units.

A word on our employees, which are Agenix's greatest resource. We now employ over 200 people, which is no small number. Importantly, we have made some excellent and important key personnel appointments during the past year – bringing in people who we are confident will fit in to the dynamic company philosophy and help drive growth. I can say with great confidence that each of those 200 or more people plays a vital role in adding value to our company, and therefore to you, the shareholders.

We look forward with great confidence to this continuing in the current year and in the years ahead.

End



Company Announcement

All Resolutions passed at Annual General Meeting

Friday 28 November 2003

Agenix Limited advises that the resolutions to re-appoint two Directors, the increase in Directors' fees and the grant of options to Mr Donald Home, Managing Director, numbered 1, 2, 3 and 4 on the Notice of Annual General Meeting, were all passed without amendment by the required majorities at the AGM of the company held today.

Neil Leggett
CFO/Company Secretary

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView®. blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.net